September 9, 2011

Ms. Kimberly A. Browning
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549
Re:	Claymore Exchange-Traded Fund Trust 2 (File Nos. 333-135105 & 811-21910)

Dear Ms. Browning:

Thank you for your telephonic comments concerning Post-Effective Amendment No. 77 (the “Amendment”) to the registration statement for Claymore Exchange-Traded Fund Trust 2 (the “Trust”) filed on Form N-1A on February 9, 2011, registering the Guggenheim China Yuan Bond ETF (now named the “Guggenheim Yuan Bond ETF”), a new series of the Trust (the “Fund”).  Below, we describe the changes made to the registration statement in response to the staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in a Post-Effective Amendment to the Fund’s registration statement on Form N-1A, which will be filed pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”) via EDGAR on or about the date hereof.  We also attach for your reference marked copies of the Fund’s prospectus and SAI, reflecting the changes that will be made to address your comments, as well as certain other changes, including disclosure reflecting that Investment Sub-Advisers will be retained by the Investment Adviser to manage the Fund’s portfolio.  Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Amendment.

GENERAL:

Comment 1.                      In your letter responding to the following comments, please include the customary “Tandy” representations, consistent with SEC Release 2004-89.

Response 1.                      The “Tandy” representations are set forth at the end of this letter.

Comment 2.                      Please confirm that the Fund complies with the terms and conditions of the exemptive relief granted by the SEC to the Trust.

Response 2.                      We hereby represent that, to the best of our knowledge, the Fund complies with the terms and conditions of the exemptive relief granted by the SEC to the Trust.

Comment 3.                      In future filings pursuant to Rule 485(a) under the Securities Act, please ensure that the filing is complete upon submission to the SEC, and do not leave blanks in the filing if such information would not be permitted to be omitted in a filing pursuant to Rule 485(b) under the Securities Act.

Response 3.                      We acknowledge the comment.

PROSPECTUS:

Comment 4.                      Please remove all open-ended terms (e.g., “including, but not limited to…”) and please disclose all principal strategies and risks of the Fund in the designated sections of the Prospectus.

Response 4.                      The disclosure has been revised accordingly.

Comment 5.                      Please consider adding disclosure regarding the suitability of the Fund for potential investors—i.e., who may want to invest in the Fund.

Response 5.                      We believe the disclosure appropriately describes a Fund that will invest in bonds denominated in Chinese Yuan, meaning that a Fund is aimed at investors desiring such exposure.  We do not feel additional disclosure is necessary.

Comment 6.                      Please explain how the Fund will comply with Rule 35d-1 under the Investment Company Act of 1940 (“1940 Act”).  In this regard, the Staff notes that the Fund’s name suggests investment in China, while the Fund’s underlying index may include Chinese and non-Chinese issuers, and a fund cannot avoid the requirements of Rule 35d-1 merely by having its name track that of its underlying index.

Response 6.                      The Fund’s name has been changed to Guggenheim Yuan Bond ETF.

Comment 7.                      Please confirm that the Fund will not incur Acquired Fund Fees and Expenses, or if it will, such Acquired Fund Fees and Expenses will not exceed 0.01% of the Fund’s average net assets, or include the additional subcaption “Acquired Fund Fees and Expenses” as required by Item 3 of Form N-1A.

Response 7.                      The Fund currently does not expect to incur Acquired Fund Fees and Expenses.

Comment 8.                      Please clarify in plain English that the Fund will invest only in the secondary market and not in the China A-Shares market and disclose the attendant risks.

Response 8.                      The disclosure has been revised to clearly state that the Fund will invest only in the secondary market, commonly referred to as the “Dim Sum” bond market, and will not invest in securities traded in mainland China, and to identify the attendant risks.

Comment 9.                      Please disclose the types of bonds the Fund will buy and their attendant risks in response to Item 4 of Form N-1A.  Please also include disclosure indicating whether and under what circumstances the principal, interest or dividend payment terms of the bonds in which the Fund will invest may reset.   Because the Prospectus states that the Index includes bond issuances and/or issuers that have a S&P or Fitch rating of BBB- and/or Moody’s rating of Baa3, please disclose that issuances with such ratings have speculative characteristics and address the risks of such issuances in the “Principal Investment Risks” section.

Response 9.                      The disclosure has been revised accordingly.

Comment 10.                    In the “Principal Investment Strategies” section, please revise to state whether the Fund may hold securities that are downgraded or that default subsequent to purchase, and if so, please disclose the attendant risks in the “Principal Investment Risks” section.

Response 10.                    The disclosure has been revised accordingly.

Comment 11.                   Please clarify the disclosure in the “Principal Investment Strategies” section relating to the Fund’s use of a sampling approach in seeking to achieve its investment objective.  With respect to the statement that “[t]he quantity of holdings in the Fund will be based on a number of factors, including asset size of the Fund,” please explain clearly what those factors are, and how they will affect the number of holdings in the Fund.

Response 11.                      The disclosure has been revised to indicate that the quantity of holdings in the Fund will be based on a number of factors, including the asset size of the Fund, potential transaction costs (as executing larger trades generally reduces transaction costs), the anticipated impact of particular index securities on the performance of the index and the availability of a particular security in the secondary market.

Comment 12.                   Please clarify the instances in which the Investment Adviser may choose to overweight another security in the Index, or purchase (or sell) securities not in the Index which the Investment Adviser believes are appropriate to substitute for one or more Index components, in seeking to accurately track the Index.

Response 12.                      The Investment Adviser’s or an Investment Sub-Adviser’s determination to deviate from the weightings of the Index will depend on the circumstances and practical limitations applicable under those circumstances.   Accordingly, we believe that the existing disclosure is appropriate.

Comment 13.                   Please confirm that there are no fee waiver arrangements that will reduce any Fund operating expenses.

Response 13.                      We hereby confirm that there are no fee waiver arrangements currently in place with respect to the Fund.

Comment 14.                   Adjacent to the caption in the Fee Table “Distribution and service (12b-1) fees,” please insert “0.00%,” if accurate, or please clarify why you believe the use of “ – %” is appropriate.

Response 14.                      We respectfully acknowledge the comment.  However, we believe that “—%” more effectively communicates to investors that 12b-1 fees are not currently charged by or applicable to the Fund.

Comment 15.                   Please disclose whether the Fund may engage in active and frequent trading of portfolio securities to achieve its principal investment strategies. If so, explain the tax consequences to shareholders of increased portfolio turnover, and how the tax consequences of, or trading costs associated with, the Fund’s portfolio turnover may affect the Fund’s performance.

Response 15.                      The Fund does not presently anticipate that in tracking the Index it will experience high portfolio turnover.

Comment 16.                   Please add disclosure in response to Item 4 of Form N-1A that the Fund will concentrate in securities of issuers in a particular industry or group of industries to the extent the Index concentrates in securities of issuers in a particular industry or group of industries.  If the Index will be concentrated in a particular industry or group of industries, please disclose the attendant risks.

Response 16.                      The disclosure has been revised accordingly.

Comment 17.                   In the “Principal Investment Risks” section, in the “Currency Risk,” please define what is meant by the statement that the Fund invests “a significant portion” of its assets in investments denominated in Chinese Yuan.

Response 17.                      The referenced sentence has been deleted.

Comment 18.                   Please explain why the Fund’s policy is to invest “at least,” rather than “more than,” 80% of its total assets in component securities that comprise its Index.  Please confirm that the Fund’s policy to invest at least 80% of its total assets in component securities that comprise its Index complies with the exemptive relief granted by the SEC to the Trust.

Response 18.                      We hereby confirm that the Fund’s policy to invest at least 80% of its total assets in component securities that comprise its Index complies with the exemptive relief granted by the SEC to the Trust.

Comment 19.                   According to the Prospectus, the Fund may invest up to 20% of its total assets in investments other than component securities that comprise its underlying index.  Please confirm whether the Fund may make such investments as part of its principal strategies and if so, please revise the disclosure in response to Item 4 of Form N-1A to so indicate.

Response 19.                      The Fund may invest in specified types of investments other than component securities that comprise the Index as non-principal investment strategies, as disclosed in the “Non-Principal Investment Strategies” section.

Comment 20.                   Please be aware of the Commission’s comment letter to the Investment Company Institute, dated July 30, 2010, regarding disclosure of investments in derivatives and accordingly, please disclose the specific derivatives the Fund will use and how and to what extent the Fund will use such derivatives in its investment strategy, and include specific corresponding risk disclosure.  Please confirm that the Fund’s use of derivatives will comply with the terms of the exemptive relief granted by the SEC to the Trust.

Response 20.                      We respectfully acknowledge the comment and hereby confirm that the Fund’s use of derivatives will comply with the terms of the exemptive relief granted by the SEC to the Trust.

Comment 21.                   The Staff has reviewed Exhibit (i) to the Fund’s registration statement under Item 28 of Form N-1A, and notes that the opinion and consent of Dechert LLP does not appear to address filings made at dates later than that of the opinion and consent.  Please confirm your position as to whether this opinion and consent applies to the Fund’s registration statement.

Response 21.                      A new opinion will be filed with the Amendment.

Comment 22.                    Please clarify how the Investment Adviser will use duration and weighted average maturity in managing the Fund’s investment portfolio.

Response 22.                      In seeking to track the Index, the Fund will generally attempt to ensure that its portfolio’s duration and weighted average maturity approximates the duration and weighted average maturity of the securities in the Index.

Comment 23.                   Please confirm why “Liquidity Risk” is a principal investment risk of the Fund and if the Fund may invest in illiquid securities as part of its principal investment strategies, please add disclosure to the “Principal Investment Strategies” section.

Response 23.                      Certain bonds in the Index may from time to time become illiquid.  The disclosure has been revised accordingly.

Comment 24.                    Please confirm that there is no relationship between the Fund or the Investment Adviser and the Index Provider, and that the Investment Adviser will have no role in selecting the component securities comprising the Index.

Response 24.                      We hereby confirm that none of the Fund, the Investment Adviser or the Investment Sub-Advisers is affiliated with the Index Provider, and that the Investment Adviser and the Investment Sub-Advisers will not have any role in selecting the component securities comprising the Index.

Comment 25.                    Please confirm that the Fund’s authorized participant agreement has been filed as an exhibit to the registration statement, and please consider adding disclosure regarding the effect of redemptions by Authorized Participants on the Fund’s expense ratio.

Response 25.                      The form of authorized participant agreement applicable to the Fund was previously filed as an exhibit to Post-Effective Amendment No. 102 to Claymore Exchange-Traded Fund Trust’s Registration Statement on Form N-1A (File Nos. 333-134551, 811-21906), filed with the Securities and Exchange Commission on September 1, 2010, as indicated in Item 28 of Part C of the registration statement.  The Fund does not anticipate any significant effect of redemptions by Authorized Participants on the Fund’s expense ratio, and therefore we do not believe additional disclosure is warranted.

Comment 26.                   Please revise the disclosure in the “Payments to Broker-Dealers and Other Financial Intermediaries” section to match Item 8 of Form N-1A.

Response 26.                      We acknowledge the comment, but respectively decline to revise the present disclosure as Item 8 of Form N-1A permits the Fund to modify the statement if the modified statement contains comparable information.

Comment 27.                    Please confirm whether the Fund has a policy to notify shareholders of a change in its investment objective.

Response 27.                      The Fund’s investment objective is non-fundamental and may be changed by the Board of Trustees without shareholder approval; however, the Fund will provide notice to shareholders in the event it changes its investment objective.

Comment 28.                    Please confirm whether the Fund has designated financial intermediaries for buying and/or selling Fund shares.

Response 28.                      At this time the Fund does not have any intermediaries, but it may enter into arrangements with intermediaries at any time.  We acknowledge that if arrangements are entered into with intermediaries concerning the Fund’s Shares, the Fund may, depending on the terms of such arrangements, need to supplement its registration statement accordingly.

Comment 29.                   In the section “How to Buy Shares,” please confirm that the term “proper form” as it relates to the requirement that orders for shares must be placed in “proper form” is adequately defined.

Response 29.                      “Proper form” for orders to be placed is defined in the Participant Agreement for the Fund, which was previously filed with the SEC, as noted in Response 25, above.

SAI:

Comment 30.                    Please confirm that all non-principal investment strategies and risks of the Fund have been disclosed in the Prospectus, SAI or both, and that all principal investment strategies and risks are contained in the Summary section of the Prospectus.  Please distinguish principal strategies and risks from non-principal strategies and risks in the SAI.

Response 30.                      We hereby confirm that all principal strategies and risks of the Fund are disclosed in the Summary section of the Prospectus and that all non-principal strategies and risks of the Fund are disclosed elsewhere in the Prospectus and/or in the SAI.  The disclosure and headings indicate which strategies and risks are principal and non-principal.

Comment 31.                   Because the Fund may lend its portfolio securities in an amount up to 33 1/3% of its assets, please clarify why securities lending is not a principal strategy of the Fund.  If the Fund does not currently intend to lend its portfolio securities, please so disclose in the Prospectus or SAI.

Response 31.                      While the Fund may engage in securities lending, this will not be a primary means by which the Fund will attempt to achieve its investment objective of tracking the Index, but only a way for the Fund to earn supplemental income, where appropriate. We note that Instruction 2 to Item 9(b)(1) of Form N-1A provides that whether a particular strategy, including a strategy to invest in a particular type of security, is a principal investment strategy depends on the strategy’s anticipated importance in achieving the Fund’s investment objectives, and how the strategy affects the Fund’s potential risks and returns.  In considering the amount of the Fund’s assets expected to be committed to securities lending, the amount of the Fund’s assets expected to be placed at risk by securities lending and the likelihood of the Fund’s losing some or all of those assets from securities lending, the Fund has determined that securities lending will not be a principal strategy.

Comment 32.                   Please confirm that the SAI contains disclosure pertaining to the voting rights of portfolio securities lent by the Fund.

Response 32.                      Voting rights in respect of such lent securities will typically pass to the borrower, but the Fund retains the right to call any security in anticipation of a vote that the Investment Adviser or the Investment Sub-Adviser deems material to the security on loan, as disclosed in the “Investment Policies and Risks—Loans of Portfolio Securities” section of the SAI.

Comment 33.                   Please include a non-fundamental policy that the Fund will not purchase additional securities while it has outstanding borrowings exceeding 5% of its total assets; or, please include disclosure in the Prospectus that the Fund may use leverage.

Response 33.              We do not believe that the addition of this disclosure would be appropriate.  While, as disclosed in the prospectus and SAI, the Fund may borrow money from a bank up to a limit of 10% of the value of its assets (but only for temporary or emergency purposes), there may be circumstances where the Fund may need to purchase securities for its portfolio (for example, in connection with an index rebalance) while such temporary or emergency borrowings remain outstanding.  Such purchases would be consistent with the Fund’s current disclosure and fundamental and non-fundamental investment restrictions and policies.  We note that the prospectus presently contains disclosure indicating that to the extent that the Fund borrows money from a bank up to a limit of 10% of the value of its assets (but only for temporary or emergency purposes), it may be leveraged.

Comment 34.                   Please clarify whether the Fund may pledge its assets to secure borrowings and, if so, please state in the SAI whether the Fund may pledge up to 33 1/3% of its total assets to secure borrowings, and please disclose the Fund’s policy with respect to the pledging of its assets.

Response 34.                      We confirm that the Fund will not pledge its assets to secure borrowings.

Comment 35.                   The SEC Staff, the Office of the General Counsel and  the Division of Corporation Finance object to the statement under “Qualifications and Experience of Trustees and Nominees” that “[r]eferences to the qualifications, attributes and skills of Trustees do not constitute holding out of any Trustee as being an expert in such area.”  Please remove.

Response 35.                      The disclosure has been revised accordingly.

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Consistent with SEC Release 2004-89, the Trust hereby acknowledges that:

the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669, or Stuart Strauss at (212) 698-3529.  Thank you.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz